afleasegold
It's a gold mine

RECEIVED
2007 MAR 22 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P O Box 262 • Dunnottar • 1590
No 1 Shaft • Sub Nigel Gold Mine • Gauteng • South Africa
tel 27 11 814 4290 fax 27 11 814 7975
Vat No: 4560175723
www.afleasegold.com

8 MARCH 2007

07022007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED all information made public during the period 19 September 2006 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Please take note of the new address and contact details.

Should you require any further information, please do not hesitate to contact me me.

Yours faithfully

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

Pierre Kruger
Company Secretary
Aflease Gold Limited

e-mail pierre.kruger@afleasegold.com

AFO
AFO

Aflease Gold Limited - Technical Report Filed on Modder East Gold Project

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

News release
September 19, 2006

Technical Report Filed on Modder East Gold Project

Johannesburg, South Africa - Aflease Gold Limited announced today that sxr Uranium One has filed on SEDAR (www.sedar.com) an independent technical report prepared by SRK Consulting in accordance with NI 43-101 which summarizes the feasibility study conducted by Turgis Consulting (Pty) Ltd. on Aflease Gold"s Modder East Gold Project located near Springs, South Africa. The results of the feasibility study were announced by the Corporation on August 16, 2006.

The technical report can be accessed on SEDAR (www.sedar.com) and is also being made available on Aflease Gold"s website at www.afleasegold.com

About Aflease Gold

Aflease Gold Limited was formed on January 23, 2006 through the reverse takeover of Sub Nigel Gold Mining Company Ltd. by New Kleinfontein Mining Company Ltd., a wholly-owned subsidiary of Aflease Gold and Uranium Resources Ltd. The company is listed on the JSE Ltd. and is owned as to approximately 71% by sxr Uranium One Inc.

For further information please contact:

Neal Froneman	Robert van Niekerk
Chief Executive Officer	COO
+27 11 482 3605	+27 11 482 3605

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation"s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation"s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-

looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation"s material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.
Date: 19/09/2006 08:24:03 AM Produced by the JSE SENS Department

Aflease Gold Limited - Results of the General Meet 11 Oct 2006

AFO
AFO
Aflease Gold Limited - Results of the General Meeting
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
RESULTS OF THE GENERAL MEETING
Shareholders are advised that, at the General Meeting of Aflease Gold ordinary shareholders held today, all ordinary and special resolutions required to give effect to, inter alia, the Aflease Gold Black Economic Empowerment Transaction and the increase in authorised share capital were passed by the requisite majority of Aflease Gold ordinary shareholders, present and voting in person or by proxy.
The special resolutions will be lodged with the Registrar of companies in due course.
Johannesburg
11 October 2006
Investment bank and sponsor
Nedbank Capital
Legal adviser
Deneys Reitz
Date: 11/10/2006 03:40:05 PM Produced by the JSE SENS Department

Back to SENS list PRINT this article

AFO
AFO
Aflease Gold - Appoints N M Rothschild as exclusive financial adviser
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")

NEWS RELEASE
November 2, 2006

Aflease Gold Appoints N M Rothschild as Exclusive Financial Adviser.

Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") today announced that it has appointed N M Rothschild & Sons to act as its independent financial adviser with regard to the Modder East Gold Project ("The Project")

Aflease Gold expects to raise R300 million (approximately US$41/C$44.8 million) in project finance to further fund the Modder East Gold Project, with the first gold pour scheduled for the third quarter of 2009.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The company is currently owned as to approximately 71% by sxr Uranium One and has a market capitalization in excess of R1billion.

For further information, please contact:

Neal Froneman
Chief Executive Officer
Tel: + 27 11 482 3605

Robert van Niekerk
Chief Operating Officer
Tel: + 27 11 814 4290

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation"s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation"s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional fundingrequirements; and defective title to mineral claims or property.

In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation"s material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

Date: 02/11/2006 04:30:07 PM Produced by the JSE SENS Department

Aflease Gold receives prospecting right for Venter 22 Nov 2006

AFO
AFO
Aflease Gold receives prospecting right for Ventersburg
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
Aflease Gold Limited
PO Box 262, Dunnottar,
Gauteng 1590, South Africa
Trading Symbol: AFO - JSE (The Johannesburg stock exchange)
NEWS RELEASE
November 22, 2006
Johannesburg, Gauteng
Aflease Gold receives prospecting right for Ventersburg

Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") was today pleased to announce that it has been officially granted the prospecting right for its Ventersburg Gold Project from the South African Department of Minerals and Energy.

The 9760 hectare Ventersburg Gold Project is situated in the Witwatersrand basin in Free State Province, approximately 25 km southeast of Welkom. The project is located in the Free State goldfields, from which over 310 million ounces of gold have been produced.

The principal target at Ventersburg is the "A" Reef, with the Leader Reef being a secondary target. An exploration program aimed at deriving a SAMREC compliant resource on the "A" Reef will commence in the near future. The mineralization lies close to surface at depths ranging from 300m to 800m and fits in well with Aflease Gold"s business strategy of acquiring and advancing shallow, high margin, low technical risk assets.

A resource of 6 million ounces of gold, neither SAMREC nor NI 43-101 compliant, has been previously estimated for the "A" Reef at Ventersburg. The resource was originally calculated by Gold Fields of South Africa Limited (Gold Fields) in 1994 using standard polygonal estimation techniques. The resource estimates were confirmed in 2003 by Sub Nigel Gold Mining Company Limited using a similar estimation methodology. It should be noted that the reefs on the Ventersburg property have not been geostatistically modeled to date.

Aflease Gold CEO Neal Froneman commented:

"There has been substantial drilling on the property in the past, and now that we have received our prospecting right, we can start planning a thorough code-compliant exploration program for the Ventersburg Gold Project. This will provide the information we will need to carry out a pre-feasibility study on the asset."

All resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and pre-date NI 43-101 and SAMREC. Aflease Gold has not completed the work necessary to verify the mineral resource estimate. Aflease Gold is not treating the mineral resource estimates as NI 43-101 nor SAMREC compliant resources verified by a qualified person. The historical estimates should not be relied upon. The Ventersburg Property will require considerable further evaluation, which Aflease Gold intends to carry out in due course.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New

Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State goldfield; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The company is currently owned as to approximately 71.6 % by sxr Uranium One and has a market capitalization in excess of R1billion.

Neal Froneman
Chief Executive Officer
Tel: + 27 11 482 3605

Robert van Niekerk
Executive Vice President
Tel: + 27 11 814 4290

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation"s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation"s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation"s material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. To receive the Corporation"s news releases by email, please register on Aflease Gold"s website at www.afleasegold.com

Date: 22/11/2006 09:12:34 AM Produced by the JSE SENS Department

Aflease Gold - Increase in Resources and Reserves 4 Dec 2006

AFO
AFO
Aflease Gold - Increase in Resources and Reserves
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")

Aflease Gold Limited
PO Box 262, Dunnottar,
Gauteng 1590, South Africa
Trading Symbol: AFO - JSE (The Johannesburg Stock Exchange)
NEWS RELEASE
December 4, 2006 Johannesburg, Gauteng

Increase in Resources and Reserves at Aflease Gold"s Modder East and Sub Nigel Gold Projects, South Africa Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") announced today that it has released an updated mineral resource and reserve statement for its Modder East Project and an updated resource statement for its Sub Nigel Project. The updated statements show an increase in both resources and reserves at Modder East and an upgrading of resources at Sub Nigel. The Modder East and Sub Nigel Projects are located in South Africa"s East Rand goldfields, 30km east and 35km east-southeast of the city of Johannesburg, respectively.

Modder East Project

The revised statement shows a reserve tonnage of 7.69Mt grading 5.54g/t for 1.37 million contained ounces of gold in the probable category. This represents a 28% increase over the estimates contained in the August 16, 2006 Modder East feasibility study prepared by Turgis Consulting and audited by SRK Consulting (available on the Aflease Gold website www.afleasegold.com and on SEDAR). In addition, the revised statement shows a resource tonnage of 22.57Mt grading 3.31g/t for 2.40 million contained ounces of gold in the indicated category (a 19% increase from the 2.01 million ounces reported previously) and 13.32Mt grading 2.31g/t for 0.99 million contained ounces of gold in the inferred category (a 3% decrease from the 1.02 million ounces reported previously). The indicated resource tonnage at Modder East has remained essentially unchanged while the average grade has increased by 19% (from 2.79g/t to 3.31g/t). In all cases, mineral reserves and resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).

The increase in reserves and resources at Modder East is as a result of the Phase II drilling program conducted in 2006 on the property by Aflease Gold. The cut-off grades (Table 1 refers), gold price (US$430/oz) and exchange rate (US$1:R6.49) used in the assessment are the same as in the Modder East feasibility study. This was considered necessary to allow for a direct comparison to be made with the previous resource estimate, despite the recently improved outlook for the gold price going forward.

The main components of the Modder East Mineral Resource are:

- The Black Reef Buckshot Pyrite Leader Zone (BPLZ).
- The Black Reef Channel Facies (CF).
- The Blanket Facies (BF).
- The UK9A Kimberley Reef.
- The UK5A Kimberley Reef.

The Black Reef comprises three facies. At the top is the higher grade BPLZ, which averages 0.5 metres in width and is the primary mining target. The BPLZ is a placer deposit, with gold present within a heavy mineral suite dominated by

pyrite and hosted within a conglomerate. Continuity of mineralization in the target area has been confirmed, with the zone of mineralization clearly visible within drillhole cores. The BPLZ overlies the BF, a 1.3 metre thick quartzite which has not been targeted due to its very low gold grades. At the base of the Black Reef is the 3 metre thick, erosional CF. The Black Reef dips at around 3 to the south.

The UK9A is a narrow channel reef, commonly characterized by the presence of kerogen, either as lamina partings or as flyspeck carbon within the conglomerate reef unit. The UK5A is a multi-stacked package of robust conglomerates. The reefs dip at around 12 to the south.

The Black Reef is developed at approximately 300 metres below surface, while the sub-cropping Kimberley (UK9A and UK5A) reefs reach depths of around 600 metres. The mineralized horizons are considered to be structurally simple and generally well understood, as a result of a long history of mining the underlying Main Reef on the East Rand and the selective mining of the UK9A at the adjacent Petrex operations.

The BPLZ resource estimate is based on diamond boreholes drilled by Aflease Gold and the previous owners of the project Gencor, and declustered underground channel samples from the adjacent UC prospect previously operated by Petrex Mines ("Petrex"). The database consists of 51 drillholes (excluding deflections) and 238 underground channel samples declustered (i.e. averaged) within 50m 50m squares from 16,694 sample points. The methodology employed in the resource estimation is similar to that applied in the previous resource estimate.

The CF consists of a sequence of pyrite-rich quartzites, pebbly quartzites and conglomerates, is approximately 3m in thickness, and is separated from the overlying BPLZ by the BF. The CF is erosional into its footwall and estimates have been developed for the Channel Facies over the footprint of the mineralized BPLZ that has been delineated.

Pillars remaining in the UC prospect area have been included in the resource estimate. The estimate is based on the declustered values obtained from Petrex as well as outlines of the remnants from Petrex plans. The pillars are all within the higher grade area close to the `Shoreline" feature, and are generally surrounded by sampling data on all sides. Given the relative density of data, Ordinary Kriging has been applied rather than the Simple Kriging used in the other estimates.

In addition to the Black Reef, Aflease Gold has also delineated mineral resources on the UK9A and the UK5A reefs lying within the footwall of the Black Reef. A dataset consisting of 171,000 underground channel samples within stoping and development on Grootvlei Mine immediately south of the Modder East project area is available as an analogue to the payshoot that has been intersected on Modder East.

The estimation process for the Kimberley reefs is the same as that described above for the BPLZ, with 45 intersections (excluding deflections) being used in the estimate.

As noted above, there has been an increase in reserve ounces at Modder East.

With respect to the BPLZ, the increase resulted from the following factors:

Borehole DD54, drilled in 2006, cut higher grade gold mineralization within an area of previously relatively lower grade beach facies material.

Marginal, lower grade BPLZ material, which was included in the previous reserve estimate, has been removed from the November 2006 estimate. This is reflected by a drop in the reserve tonnage.

The BPLZ was remodeled (i.e. domained) based on new sample data. In the previous resource estimate (February 2006) the BPLZ was sub-divided into three domains.

In the current estimate, the BPLZ has been subdivided into four distinct domains based on metal accumulation and channel width distributions as indicated by the drillhole data. Notably, the higher grade beach facies, which forms the basis of the reserve at Modder East, was modeled as a separate domain.

The increase in UK9A reserve ounces at Modder East was caused by a significant increase in indicated tonnes. This resulted from the upgrading of the main UK9A

channel in the south of the prospect area, together with the smaller Kimberley channel in the east.

2006 Phase II drilling program

The Phase II exploration drilling program at Modder East was completed in July 2006. Five holes were drilled to test the southerly continuity of the UK9A reef while one hole was drilled to confirm the northern margin of the BPLZ. Drillhole DD54, sunk on the BPLZ, intersected higher grade gold mineralization (795cmg/t) thus confirming both the northern boundary of the mineralized envelop and the sedimentalogical model used to direct exploration on the Black Reef at Modder East.

The five holes sunk on the UK9A (DD55, DD56, DD57, DD58 and DD59) confirmed the southward continuation of the gold mineralization, specifically the relatively higher grade central payshoot. Furthermore, a new potentially higher grade UK9A payshoot was identified near the southwest margin of the UC prospect area. Drillhole DD59, located near the southeast corner of the Modder East prospect area, unexpectedly cut BPLZ mineralization grading at up to 267cmg/t.

Further drilling will be carried out at Modder East in 2007 (Phase III) in order to:

- Test for higher grade extensions to the BPLZ outside the current resource envelope.
- Test the BPLZ in the vicinity of DD59 in order to delineate the extent of the mineralization intersected in the hole.
- Delineate more accurately the new UK9A payshoot identified near the southwest margin of the UC prospect area.

Resource and reserve statements for Modder East

The revised mineral resource and reserve estimates for the Modder East Project are shown in Tables 1 and 2, respectively. The BPLZ and UK9A reefs have been modeled at a minimum mining width of 1m.

Table 1. November 2006 Modder East resource statement - cut-offs as per February 2006

Tonnes Grade Nov 2006 (Moz)	Metal (Mt)	% (g/t)	Actual Content (Moz)	increase/ decrease in ounces vs Feb 2006	increase/ decrease in ounces
Indicated					
(1) BPLZ+BF	6.46	6.35	1.32	18%	0.20
(2) Channel +BF	13.15	1.41	0.60	-8%	-0.05
(1) BPLZ pillars	0.27	8.33	0.07	na	0.07
(3) UK9A	2.69	4.76	0.41	71%	0.17
(4) UK5A					
SubTotal Indicated	22.57	3.31	2.40	19%	0.39
Inferred					
(1) BPLZ+BF	0.43	2.08	0.03	-40%	-0.02
(2) Channel +BF	1.06	2.60	0.09	na	0.09
(3) UK9A	2.43	4.09	0.32	-20%	-0.08
(4) UK5A	9.41	1.82	0.55	-4%	-0.02
SubTotal Inferred	13.32	2.31	0.99	-3%	-0.03

(1) Quoted at a cut-off of 167cmg/t
(2) Quoted at a cut-off of 379 cmg/t
(3) Quoted at a cut-off of 199 cmg/t
(4) Quoted at a cut-off of 496 cmg/t

Notes:

The mineral resources have been reported in accordance with the classification

criteria of the SAMREC Code.
The revised resource estimate was prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services, an independent geoscience consultant to the Corporation. Charles Muller is a competent person for the purposes of SAMREC. The resource was audited by Mark Wanless of SRK Consulting.
Mineral resources are not mineral reserves and do not have demonstrated economic viability.
The indicated resources detailed in Table 1 have been converted into probable reserves, as shown in Table 2, through a process of mine planning, economic modeling and the application of appropriate modifying factors, and are reported as delivered to the plant.
Table 2. November 2006 Modder East reserve statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	% increase in ounces Nov 2006 vs feasibility study	Actual increase in ounces (Moz)
Probable					
BPLZ+BF	5.18	6.43	1.07	20%	0.18
UK9a	2.51	3.72	0.30	67%	0.12
Total Probable	7.69	5.54	1.37	28%	0.30

Notes:
The revised reserve statement was prepared by Clive Brown of Turgis Consulting and audited by Herbert (Wally) Waldeck of SRK Consulting. The probable mineral reserves have demonstrated profitability when included in a mine plan using industry accepted mining methods and a gold price of US$430 per ounce and an exchange rate of US$1.00:R6.49. Using these criteria, a pay limit was used to identify blocks of ground for mining. Within these blocks of ground, a cut-off grade of 230cmg/t was applied to identify additional panels for mining. The gold content figures are fully inclusive of mining dilutions and gold losses and are reported as mill delivered tonnes and head grade. Metallurgical recovery factors have not been applied to the reserve figures.
Mineral reserves are included in mineral resources
Aflease Gold"s Chief Executive Officer Neal Froneman commented:
"The revised reserve statement for Modder East indicates that the value of the project has increased. We will update shareholders of any changes in the project"s value in due course."
Quality Assurance and Quality Control
Exploration programs carried out by Aflease Gold are done so under the direction of Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President: Geology and Exploration, Aflease Gold, and a competent person for the purposes of SAMREC. Geological and geostatistical modeling is undertaken by two consultants, Peter Camden-Smith, M.Sc., G.D.Eng, MBL, Pr.Sci.Nat, and Charles Muller, B.Sc.(Hons.), Pr.Sci.Nat., both of whom are competent persons for the purposes of SAMREC.
Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols. All borehole collars are surveyed to within an accuracy of 0.1 metre and borehole density measurements are routinely performed on all intersections. Down-hole surveys are carried out on all surface drillholes by qualified personnel. Half-core assay samples are collected by appropriately qualified staff, the remaining half-core being retained for inspection by interested parties. All boreholes are routinely logged in detail according to a standard procedure. Samples are prepared and are assayed at the Anglo American Research Laboratory (renamed Anglo Research on 1 October 2006) located near Johannesburg, South Africa, which is accredited under SANAS and ISO 17025 certified. Gold assays are performed using conventional lead collector fire assay procedures, with an ICP-OES instrumental finish. Quality control procedures follow industry standard protocols and include the use of blind control samples.

Sub Nigel Project - Nigel Reef target

The November 2006 resource statement for the Nigel Reef target shows a resource tonnage of 1,539Kt grading 4.14g/t for 205,000 contained ounces of gold in the indicated category and 139Kt grading 2.99g/t for 13,000 contained ounces of gold in the inferred category (Table 3). The resources were estimated using a cut-off grade of 220cmg/t. This compares with a resource of 180,000 ounces in the inferred category grading at 5.37 g/t gold, as stated in the audited mineral resource statement for the Nigel Reef target prepared by SRK Consulting in December 2005. In all cases, mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC).

In light of the November 2006 resource statement, Aflease Gold has decided to proceed with a pre-feasibility study on the Nigel Reef target. The study is expected to be completed during the first quarter of 2007. The study will be completed internally, with outside consultants used where needed.

Aflease Gold"s CEO Neal Froneman commented:

"Sub Nigel represents a real opportunity to expand the gold mining profile of Aflease Gold in the short term. Given the excellent state of the existing infrastructure, we could possibly begin production at Sub Nigel even earlier than at Modder East, if our feasibility studies produce the expected positive results."

The Sub Nigel Gold Project consists of three targets - the Nigel Reef, the stratigraphically equivalent Main Reef, and the Erosion Channel. The Nigel Reef target is located at the dormant Sub Nigel gold mine, while the Main Reef target is located at the dormant Spaarwater gold mine situated immediately west of Sub Nigel. The Erosion Channel target is an erosional feature incised into shales of the Jeppestown Subgroup immediately below the Nigel and Main Reefs along the boundary between the two properties. The October 2006 resource statement includes mineral resources to a depth of 750m below surface.

Both the Sub Nigel and Spaarwater gold mines are owned as to 100% by Aflease Gold Limited.

The Nigel/Main Reef is a small-pebble conglomerate ranging from 15cm to 65cm in thickness. The reef is developed on a grey, banded shale footwall and is overlain by quartzite. Contacts between the hanging and footwall lithologies are sharp. The Erosion Channel varies between 200m and 500m in width, is some 150m in thickness, and contains bands of quartzite, pyritic quartzite and conglomerate fill. Gold mineralization occurs in the pyritic quartzites within the palaeo-channel.

The Sub Nigel mine produced an estimated 15 million ounces of gold from the Nigel Reef between 1909 and 1971. A total of 29.7 million tonnes of ore at an average head grade of 15.7g/t were milled during this period. The 900m deep Sub Nigel 1 Shaft on the property was recently re-commissioned and licensed and is fully operational. The Spaarwater mine, located immediately to the west of Sub Nigel, produced 850,000 ounces of gold from 2.56 million tonnes of ore at an average head grade of 10.4g/t between 1947 and 1969. All the gold was produced from the Main Reef.

Both the Nigel and Main Reefs are accessed from Sub Nigel 1 Shaft.

The table below summarizes the revised resources for the Sub Nigel Project by category.

Table 3. November 2006 Sub Nigel resource statement

	Tonnes (Kt)	Grade (g/t)	Metal Content (Koz)	Actual increase/ decrease in ounces - Nov 2006 vs Dec 2005 (Koz)
Indicated				
(1) Sub Nigel - Nigel Reef	1,539	4.14	205	205

Spaarwater - Main Reef				
Erosion Channel				
SubTotal Indicated	1,539	4.14	205	205
Inferred				
(1) Sub Nigel - Nigel Reef	139	2.99	13	-167
Spaarwater - Main Reef	1,258	4.08	165	0
Erosion Channel	1,301	5.71	239	0
SubTotal Inferred	2,698	4.81	417	-167

(1) Quoted at a cut-off of 220cmg/t

Notes:

The cut-off grade was determined using a gold price of US$620/oz and an exchange rate of US$1:R6.50.

The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The increase in resources at the Nigel Reef target reflected in the November 2006 resource estimate is the result of a re-evaluation of the resource using geostatistical techniques, in contrast to the December 2005 estimate which was based on classical statistical methodologies. Geostatistical techniques involve the statistical treatment of spatially arranged data using semivariograms, kriging and multivariate analysis. In addition, mined-out areas and associated development ends were captured in digital format for the first time, as was the historical assay database consisting of some 6,500 stretch values located along on-reef development drives and in stoped-out areas. The stretch values were checked against composited chip samples taken during 2006 from stope faces and along on-reef development drives. The decrease in grade at the Nigel Reef target is primarily a function of the higher stope width used in the November 2006 estimate - 90cm as opposed to 70cm used in earlier resource estimates.

The November 2006 resource estimate for the Nigel Reef target was prepared by Peter Camden-Smith, M.Sc., G.D.Eng, MBL, Pr.Sci.Nat. of Camden Geoserve, and Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. of Global Geo Services, independent geoscience consultants to Aflease Gold. Both Camden-Smith and Muller are competent persons for the purposes of SAMREC. The resource estimation process was managed by Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President, Geology and Exploration, Aflease Gold and a competent person for the purposes of SAMREC. The resources were audited by Mark Wanless of SRK Consulting.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The company is currently owned as to approximately 71.6% by sxr Uranium One and has a market capitalization in excess of R1billion.

For further information, please contact:

Neal Froneman	Robert van Niekerk
Chief Executive	Chief Operating Officer
Aflease Gold Limited	Aflease Gold Limited
Tel +27 11 482-3605	Tel + 27 11 814-4290

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold"s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold"s properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold"s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth"s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from

specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code.

Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Date: 04/12/2006 04:22:20 PM Produced by the JSE SENS Department

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AFO - Aflease Gold Limited - Dealing in securities 3 Jan 2007

AFO
AFO
AFO - Aflease Gold Limited - Dealing in securities by directors

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
Dealing in securities by directors
In terms of paragraph 3.63 - 3.65 of the JSE Limited Listings Requirements, the following information relating to the dealing in securities by directors, is disclosed:

Non-executive director:	S D M Zungu
Name of company:	Aflease Gold Limited
Transaction date:	11 December 2006
Class of securities:	Share options
Strike price:	R2.80
Number of share options:	383 562
Total value:	R1 073 973.60
Nature of transaction:	Grant and acceptance of share options
Extent of interest:	Direct beneficial
Written clearance to deal:	Yes

Non-executive director:	P B Kruger
Name of company:	Aflease Gold Limited
Transaction date:	11 December 2006
Class of securities:	Share options
Strike price:	R2.80
Number of share options:	287 671
Total value:	R805 478.80
Nature of transaction:	Grant and acceptance of share options
Extent of interest:	Direct beneficial
Written clearance to deal:	Yes

Non-executive director:	K Dicks
Name of company:	Aflease Gold Limited
Transaction date:	11 December 2006
Class of securities:	Share options
Strike price:	R2.80
Number of share options:	287 671
Total value:	R805 478.80
Nature of transaction:	Grant and acceptance of share options
Extent of interest:	Direct beneficial
Written clearance to deal:	Yes

Non-executive director:	S Maziya
Name of company:	Aflease Gold Limited
Transaction date:	11 December 2006
Class of securities:	Share options
Strike price:	R2.80
Number of share options:	287 671
Total value:	R805 478.80
Nature of transaction:	Grant and acceptance of share options
Extent of interest:	Direct beneficial

Written clearance to deal: Yes

Non-executive director: S Swana
Name of company: Aflease Gold Limited
Transaction date: 11 December 2006
Class of securities: Share options
Strike price: R2.80
Number of share options: 287 671
Total value: R805 478.80
Nature of transaction: Grant and acceptance of share options
Extent of interest: Direct beneficial
Written clearance to deal: Yes

3 January 2007

Neal Froneman
Chief Executive Officer
Tel: + 27 11 482 3605

Robert van Niekerk
Executive Vice President
Tel: + 27 11 814 4290

Sponsor
Nedbank Capital

Date: 03/01/2007 17:00:02 Produced by the JSE SENS Department.

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AFO - Aflease Gold Limited - Changes to the board 18 Jan 2007

AFO
AFO
AFO - Aflease Gold Limited - Changes to the board of directors
and Company secretary

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold")

Changes to the board of directors and Company secretary

In compliance with rule 3.59 of the JSE Listings Requirements, shareholders are advised that Mr Pierre Baart Kruger, currently a non-executive director, will undertake the role of an executive director with immediate effect.

Further to the above, shareholders are advised that Christine Bannerman has resigned as company secretary of Aflease Gold with effect from 16 January 2007 and Pierre Baart Kruger has been appointed in her stead with immediate effect.

Johannesburg
18 January 2007
Sponsor
Nedbank Capital

Date: 18/01/2007 09:18:19 Produced by the JSE SENS Department.

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AFO
AFO
AFO - Aflease Gold - Provides Update on Operations and Management Changes
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
Aflease Gold Limited
PO Box 262, Dunnottar
Gauteng 1590, South Africa
Trading Symbol: AFO - JSE Ltd (The Johannesburg stock exchange)
NEWS RELEASE
February 2, 2007
Johannesburg, Gauteng

Aflease Gold Provides Update on Operations and Management Changes

Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") announced today that Norman Schwab has been appointed Acting Chief Operating Officer following the appointment of Robert van Niekerk as Executive Vice President, Africa and Europe, at sxr Uranium One Inc.

Norman was previously Vice President, Mining and Projects, at Aflease Gold and has over 23 years of mining experience encompassing both small and large underground mines, where he oversaw activities ranging from exploration and project work through to operation optimisation. Norman`s experience covers hydrothermal vein mining through to fully mechanised massive mining methods. Norman`s key project was the Target Gold Mine, where he worked from 2000 to 2004, rising to the position of General Manager. His work there encompassed all the expertise required for mine design, systems integration, project implementation and business management and optimisation.

Modder East (Phase I)

Aflease Gold is developing its Modder East Gold Project, which is a shallow underground gold deposit located approximately 30 kilometres east of Johannesburg, South Africa. Implementation of the Project commenced on May 18, 2006 and has advanced significantly with the entire mine infrastructure required for development operations in place.

The portal of the decline was completed during the third quarter of 2006, ensuring that the 40 metre deep mine entrance was completed before commencement of the rainy season. Trackless decline development was initiated from the base of the portal excavation and has advanced a total of 590 metres to date.

An amended environmental management program was completed and submitted to the South African regulatory authorities in Q4 2006. The amendments reflect the significant increases in the scope of the Project from the originally approved environmental management program, as well as the conversion of the project`s existing "old order" mining right to a "new order" mining right.

The Modder East Gold Project is expected to be completed on schedule, with the first gold pour in the third quarter of 2009. N M Rothschild & Sons has been appointed as exclusive financial advisor to Aflease Gold with respect to securing approximately R300 million (approximately US$41 million) in project finance to further fund development activities at Modder East.

Modder East (Phase II)

The revised reserve statement for Modder East announced in December 2006 shows a reserve tonnage of 7.69Mt, grading 5.54g/t for 1.37 million contained ounces of gold in the probable category. This represents a 28% increase in probable gold reserves relative to the reserve estimate contained in the independent technical report on the Modder East Gold Project prepared by SRK Consulting in August 2006

(utilizing the same cut-off grades, gold price (US$430/oz) and exchange rate (US$1:R6.49)).

In addition, the revised statement shows a resource tonnage of 22.57Mt grading 3.31g/t for 2.40 million contained ounces of gold in the indicated category (a 19% increase from the 2.01 million ounces reported previously) and 13.32Mt grading 2.31g/t for 0.99 million contained ounces of gold in the inferred category (a 3% decrease from the 1.02 million ounces reported previously). The indicated resource tonnage at Modder East has remained essentially unchanged while the average grade has increased by 19% (from 2.79g/t to 3.31g/t).

In light of the increase in reserves at the Project, the August 2006 feasibility study is currently being updated, with a view to determining the new value of the Project. The study is being updated based on a significantly increased production rate of approximately 100,000 tonnes per month and/or an extended life of mine, with a minimal increase in capital expenditure and a significant decrease in unit operating costs. The effect on permitting and environmental issues is not anticipated to be significant. In addition, the access decline will not require any alterations and only require additional trucks to transport the increased production.

Ongoing exploration at Modder East during 2007 will test for extensions to the BPLZ and UK9A orebodies, with a view to delineating additional increases in the resource base. Should this year`s drilling program return positive results, the feasibility study may again be revised in Q1 2008.

Sub Nigel

The Sub Nigel Gold Project is located approximately 35 kilometres east-southeast of Johannesburg. The Project conforms to the profile of the asset base assembled by Aflease Gold, namely assets which are shallow, high margin and low technical risk.

In December 2006, Aflease Gold announced a revised resource estimate for the Nigel Reef at Sub Nigel of 1.539Kt grading 4.14 g/t for 205,000 contained ounces of gold in the indicated category and 139Kt grading 2.99 g/t for 13,000 contained ounces of gold in the inferred category. In light of the revised estimate, Aflease Gold has commenced a pre-feasibility study on Sub Nigel, which is expected to be completed during the first quarter of 2007. The study considers a project with an independent metallurgical processing facility, utilizing the current infrastructure at Sub Nigel (which is in excellent condition) with access to stoping areas from existing development.. Various options are being evaluated in selecting the optimum tailings facility, with three potential areas having been identified.

The Sub Nigel exploration program is focused on three targets, namely the Nigel Reef, the Main Reef on Spaarwater mine and the Erosion Channel located along the boundary between the two properties. Exploration programs, designed to bring all three targets into production (in 2007, 2008 and 2009, respectively) are currently underway.

Other Exploration Activities

The Ventersdorp asset is being modelled in three dimensions to assist with the structural interpretation of the `A` Reef and facilitate drillhole placement. Drilling will commence at Ventersburg in April 2007. Assay and mining layout data of the New Kleinfontein/Turnbridge and Holfontein assets are being captured digitally and the properties are being re-evaluated. The Etendeka stream sediment data has been interpreted. Anomalous gold values obtained during the survey pointed to a number of potentially mineralised areas. The values are being integrated with geophysical data and target areas are being prioritised.

Permitting

The application for the Sub Nigel 8 prospecting right was submitted to the Department of Minerals and Energy (DME) in August 2006. The processing of the prospecting right by the DME is expected to be finalised by the end of Q3 2007. The Ventersburg prospecting right in the Free State was executed on November 15 2006. Consequently, exploration activities at Ventersburg have commenced. With the exception of the Sub Nigel 8 application, all prospecting rights applied for

have been awarded.

Trinity Share Swap

On June 23, 2006 Aflease Gold concluded a share swap agreement with Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited (collectively, "Trinity"). Under this agreement, Aflease Gold will acquire from Trinity not less than 7,500,000 and not more than 13,000,000 ordinary shares of Randgold and Exploration Limited ("Randgold"), in exchange for Aflease Gold shares. This agreement was subject to a number of conditions precedent, including the settlement of claims between Randgold and JCI in a fair and equitable manner. The share swap will proceed once the JCI and Randgold settlement has been reached.

Black Economic Empowerment

On August 22, 2006 Aflease Gold announced the conclusion of empowerment transactions with two BEE consortia covering the Corporation`s South African assets. These follow the model of the BEE transaction initiated by the Company`s major shareholder, sxr Uranium One, at its Dominion Uranium Project. Under the terms of the agreement, the empowerment consortia will acquire 26% of the South African assets through a deferred payment agreement, which will require them to pay market value for their share of the Company`s gold projects at the time of each instalment. The composition of each consortium is as follows: 30% held by a workers` trust, 30% by a community trust and the remaining 40% being held by a series of entrepreneurial groupings.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The Company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The Company is currently owned as to approximately 71.4% by sxr Uranium One and has a market capitalization in excess of R1.4billion.

For further information, please contact:

Neal Froneman	Norman Schwab
Chief Executive Officer	Acting Chief Operating Officer
Aflease Gold Limited	Aflease Gold Limited
Tel +27 11 482-3605	Tel + 27 11 814-4290

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold`s properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities,

Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth`s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed,

but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code.

Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Date: 02/02/2007 13:30:01 Produced by the JSE SENS Department.

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AFO - Aflease Gold Limited - General issue of shar 1 Mar 2007

AFO
AFO
AFO - Aflease Gold Limited - General issue of shares for cash
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

General issue of shares for cash

1. Introduction

At a general meeting of the Company held on 11 October 2006, the requisite majority of Aflease Gold shareholders approved an ordinary resolution authorising the directors to issue shares for cash in accordance with paragraph 5.52 of the JSE Limited Listings Requirements ("general authority"). In accordance with the general authority the Company has successfully placed 25 000 000 ordinary shares ("the placed shares"), equating to 5.2 per cent of the Company`s issued share capital with public shareholders raising R72 000 000.

The placed shares are to be issued at a price of 288 cents per share, being a 6.5% discount to the 30 day volume weighted average price on 23 February 2007.

These shares will be listed on the JSE as of Thursday, 1 March 2007 and will rank pari-passu with the existing ordinary shares of the Company.

2. Financial effects

The table below reflects the unaudited pro forma financial effects of the above mentioned general issue of shares for cash. The pro forma financial effects have been prepared for illustrative purposes only and in terms of the JSE Listings Requirements and therefore due to their nature, may not truly reflect Aflease Gold`s financial position or results. The directors of Aflease Gold are responsible for the preparation of the pro forma financial effects.

	Before the issue (cents)	Pro forma after the issue	(%) Change
(cents)			
Basic loss per share	2.41	1.55	35.69
Headline loss per share	2.41	1.55	35.69
Net asset value ("NAV")per share	27.00	41.70	54.44
Net tangible asset value ("NTAV")per share	26.17	40.91	56.32

Notes:

1. The `Before the issue` figures are based on the unaudited interim financial statements for the 12 months ended 30 June 2006.
2. The `Pro forma after the issue` figures have been adjusted to include the increase in cash as well as the increase in interest received as a result of the above proceeds from the placed shares.
3. The `Pro forma after the issue` column is based on the assumption that the issue was effective from 1 January 2006 for basic loss per share and headline loss per share and on 30 June 2006 for NAV and NTAV; and that the proceeds were utilized to further the development of the Modder East Project

and exploration, drilling and evaluation of current drilling programmes.
Johannesburg
1 March 2007
Investment Bank and Sponsor
Nedbank Capital
Date: 01/03/2007 08:47:55 Produced by the JSE SENS Department.

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END